

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 5, 2017

Scott T. Parker
Executive Vice President and
Chief Financial Officer
OneMain Holdings, Inc.
601 N.W. Second Street
Evansville, Indiana 47708

      Re: OneMain Holdings, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed February 21, 2017
             File No. 001-36129

Dear Mr. Parker:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ Michael Volley

                                Michael Volley
                                Staff Accountant
                                Office of Financial Services